TERMS AND CONDITIONS OF THE WARRANTS
THESE TERMS AND CONDITIONS OF THE WARRANTS DO NOT CONSTITUTE A CERTIFICATE REPRESENTING THE WARRANTS.

Sequans Communications S.A., a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Nanterre under number 450 249 677, with a registered capital of Euros 2,514,089.22 and having its registered office at Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 Colombes (the “Company”), hereby issues by decisions of the Board of Directors and, upon subdelegation, of the Chief Executive Officer (Directeur Général) acting pursuant to the power delegated by the Company’s shareholders at the general meeting to be held on June 30, 2025, in its fifteenth resolution, to certain Investors (each such person, a “Holder”), on the Issue Date, an aggregate of [__] bons de souscription d’actions (the “Warrants”) to subscribe an aggregate [__] Ordinary Shares (as defined herein) represented by [__] ADSs (as exercised, collectively the “Warrant Shares”) or an aggregate [__] Pre-Funded Warrants 2 at the Exercise Price (as defined herein) per Warrant Share or Pre-Funded Warrant 2, on the terms and conditions herein (the “Terms and Conditions” or the “Conditions”). For the avoidance of doubt, in all cases, the Warrant Shares shall be represented hereunder by ADSs. The Warrants or the Pre-Funded Warrants 2 shall not be admitted to trading on any stock exchange or trading market. Each one (1) Warrant is exercisable for ten (10) Ordinary Shares (actions ordinaires) represented by one (1) ADS or for one (1) Pre-Funded Warrant 2 (the “Exercise Ratio”) for a price per Warrant equal to the Exercise Price (as defined herein).

1.Interpretation

For the purposes of these Conditions, unless the context otherwise requires, the following words shall have the meaning set out opposite them:

“Admission”	means admission to trading on the Trading Market, and the terms “Admit” and “Admitted” shall be construed accordingly

“ADS”	has the meaning given in Condition 2(e);

“Affiliate”
means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act or, in respect of any French law aspect, under L233-3 of the French Code of commerce (Code de commerce);

“Aggregate Exercise Price”	has the meaning given in Condition 2(c);

“Attribution Parties”	means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issue Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Beneficial Ownership Limitation (as defined in Condition 2(f));

“Business Day”	a day, other than a Saturday, Sunday, U.S. federal holiday or a day on which banks in Paris, France or The City of New York are authorized or required by law to be closed to the public;

“Company”	has the meaning given in the introduction;

“Depositary”	The Bank of New York Mellon, pursuant to the Amended and Restated Deposit Agreement dated as of May 14, 2018 among the Company, The Bank of New York Mellon, as depositary, and the owners and holders from time to time of the ADSs issued thereunder;

“Excess Shares”	means the number of Shares so issued by which the Holder’s and its Attribution Parties’ aggregate beneficial ownership exceeds the Beneficial Ownership Limitation;

“Exchange Act”	the Securities Exchange Act of 1934, as amended;

“Exercise Date”	in relation to any exercise of these Warrants, the date on which the Aggregate Exercise Price for the Warrants is received by the Company, together with a copy of a duly completed Exercise Notice in accordance with Conditions 2(c) and 2(d);

“Exercise Notice”	has the meaning given in Condition 2(c);

“Exercise Period”	has the meaning given in Condition 2(a);

“Exercise Price”	has the meaning given in Condition 2(b);

“Exercise Ratio”	has the meaning given in the introduction;

“Exercised Delivery Date”	has the meaning given in Condition 2(e);

“Exercised Pre-Funded Warrants 2”	has the meaning given in Appendix A;

“Exercised Shares”	has the meaning given in Appendix A;

“Expiration Date”	means 90 calendar days following the Issue Date

“French Commercial Code”	the French Code de Commerce;

“French Monetary and Financial Code”	the French Code monétaire et financier;

“Fundamental Transaction”	has the meaning given in Condition 2(g);

“Group”	means a “group” as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder;

“Holder”	has the meaning given in the introduction;

“Investor”	the investor(s) purchasing Warrants;

“Issue Date”	the date of issue of these Warrants, being on or about [__], 2025;

“Nominal Value”	the nominal value from time to time of one Share, being 0.01 Euro as of the Issue Date;

“Ordinary Shares	the ordinary shares of 0.01 Euro each in the share capital of the Company;

“Person(s)”	an individual or a corporation, a general or limited partnership, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a limited liability partnership, a joint stock company, a government (or any agency or political subdivision thereof) or any other entity of any kind;

“Pre-Funded Warrants 2”	the pre-funded warrants, the terms and conditions of which are attached as Annex 1.

“Securities Act”	The Securities Act of 1933, as amended;

“Shares”	Ordinary Shares represented by ADSs;

“Share Equivalents”	means any securities of the Company or the subsidiaries which would entitle the holder thereof to acquire at any time Shares or ADSs, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares or ADSs;

“Terms and Conditions	has the meaning given in the introduction;

“Trading Market”	The New York Stock Exchange or any stock exchange on which the Shares (and, as applicable, any of the Securities referred to in Condition 5) are admitted to trading;

Transaction VWAP	has the meaning given in Condition 5;
has the meaning for any date, the price determined by the following: the daily volume weighted average price of the Shares for such date (or the nearest preceding date) on Trading Market on which the Shares are then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (ET) to 4:00 p.m. (ET));

“Warrant Shares”	has the meaning given in the introduction; and

“Warrants”	has the meaning given in the introduction.
Condition headings are included for the convenience of the parties only and do not affect the interpretation of the Warrants.

2.     Exercise

(a) Exercise Period

Subject to the conditions and limitations specifically provided herein, the Warrants may be exercised by the Holder, in whole or in part, for cash, at any time and from time to time on any Business Day during the period commencing on or after the opening of business on the Issue Date and ending at 5.00 p.m. Paris time on the Expiration Date (the “Exercise Period”).

(b) Exercise Price

Subject to any adjustment to the Exercise Ratio as provided in Condition 5 (or, as the case may be, Condition 9), each one (1) Warrant is exercisable for (i) ten (10) Ordinary Shares represented by one (1) ADS, at a price equal to 1.40 USD for each Warrant or (ii) one (1) Pre-Funded Warrant 2, at a price equal to 1.40 USD minus €0.01 for each Warrant (the “Exercise Price”).

(c) Terms of exercise

In order to exercise the Warrants, the Holder through its intermediary shall (i) send at any time prior to 5.00 p.m., Paris time, on any Business Day during the Exercise Period, a notice to the Company, to the attention of Deborah Choate (Chief Financial Officer), in the form of the exercise notice (bulletin de souscription) set forth in Appendix A (each an “Exercise Notice”), of the Holder’s election to exercise the Warrants, which Exercise Notice shall specify the number of Warrants to be exercised and the number of Warrant Shares and/or Pre-Funded Warrants 2 to be subscribed for, and (ii) make payment to the dedicated account of the Company with BNPParibas of an amount equal to the Exercise Price multiplied by the number of Exercised Shares and/or Pre-Funded Warrant 2 in respect of which the Warrants are being exercised (the “Aggregate Exercise Price”) by wire transfer of immediately available funds in Euros as set forth in Condition 2(e) below. For the avoidance of doubt the Holder may exercise all or part of its Warrants in one or several times within the Exercise Period, it being specified that each Warrant shall be exercised only once. No ink-original Exercise Notice shall be required, nor shall any type of guarantee or notarization of any Exercise Notice be required. The Aggregate Exercise Price shall be paid, if applicable, at the latest on the Exercised Delivery Date (as defined below).

(d) Confirmation of Exercise

Upon receipt by the Company of an Exercise Notice and the corresponding Aggregate Exercise Price in accordance with Condition 2(c), the Company shall as soon as practicable, but in no event later than 5:00 p.m. Paris time, on the first Business Day immediately following the Exercise Date, send by email a confirmation of receipt of such Aggregate Exercise Price (if applicable) and Exercise Notice in the form of the notice at Appendix B to the Holder through its intermediary.

(e) Issue of Warrant Shares or Pre-Funded Warrants 2 Upon Exercise

In the event of exercise of the Warrants in Shares, the Company shall, or shall cause to, on or before the third Business Day (the “Exercised Delivery Date”) following the Exercise Date, deposit the Shares subject to such exercise with the Depositary, and cause the Depositary to credit such aggregate number of Warrant Shares to which the Holder shall be entitled to and as notified in the Exercise Notice to the Holder in uncertificated form on the Depositary’s register in the name of the Holder.

The Company’s obligation to issue Warrant Shares upon exercise of the Warrants shall not be subject to (i) any set-off or defense or (ii) any claims against any holder of Warrants however arising.

The Company shall pay all applicable fees and expenses of the depositary for the Company’s ADS in connection with the issuance of the Warrant Shares in the form of ADS

In the event of exercise of the Warrants in Pre-Funded Warrants 2, the Company shall, or shall cause to, on or before the Exercised Delivery Date to credit such aggregate number of Pre-Funded Warrants 2 to which the Holder shall be entitled to and as notified in the Exercise Notice to the Holder’s account specified in its Exercise Notice.

(f) Holder’s Exercise Limitations.

The Company shall not effect any exercise of the Warrants, and the Holder shall not have the right to exercise any portion of the Warrants, pursuant to Condition 2 or otherwise, to the extent that immediately prior to or after giving effect to such issuance after exercise as set forth on the applicable Exercise Notice, the Holder (together with its Attribution Parties), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Shares held by the Holder and its Attribution Parties plus the number of Warrant Shares issued upon exercise of the Warrants with respect to which such determination is being made, but shall exclude the number of Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of Warrants beneficially owned by the Holder or any of its Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Holder or any of its Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Condition 2(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Condition 2(f) applies, the determination of whether the Warrants are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the Warrants is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Notice shall be deemed to be the Holder’s determination of whether the Warrants are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the Warrants is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrants that are not in compliance with the Beneficial Ownership Limitation. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrants that are not in compliance with the Beneficial Ownership Limitation. For purposes of this Condition 2(f), in determining the number of outstanding Shares the Holder may acquire upon exercise of the Warrants without exceeding the Beneficial Ownership Limitation, the Holder may rely on the number of outstanding Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F or any other public filing with the Commission, (y) a more recent public announcement by the Company or (z) any other written notice by the Company setting forth the number of Shares outstanding. Upon the written request of the Holder, the Company shall within one (1) Business Day confirm in writing or by electronic mail to the Holder the number of Shares then outstanding. In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Warrants, by the Holder or its Attribution Parties since the date as of which such number of outstanding Shares was reported. In the event that the issuance of Warrant Shares to the Holder upon exercise of the Warrants results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation of the number of outstanding Shares (as determined under Section 13(d) of the Exchange Act), the Excess Shares shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the Exercise Price paid by the Holder for the Excess Shares. The “Beneficial Ownership Limitation” shall be [4.99%][9.99%] of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of the Warrants. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Condition 2(f), provided that to the extent required by law, in the cases of Beneficial Ownership Limitation increased above 9.99%, the Holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with Article L. 151-1 and seq., R. 151-1 and seq. of the French code monétaire et financier, either (i) a written response from the French Ministry of Economy confirming that the exercise of the Warrant and, therefore, the acquisition of Warrant Shares that would cause the Holder to beneficially own Shares (including Warrant Shares) in excess of 9.99% of the voting rights of the Company (the “Crossing Event”) is not subject to the prior authorization procedure referred to in Articles R. 151-5 and seq. of the French code monétaire et financier or (ii), in accordance with Article R. 151-6 and seq. of the French code monétaire et financier, the authorization (express or tacit) to proceed with the Crossing Event. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Condition 2(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of the Warrants. This Condition 2(f) shall not restrict the number of Shares which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction as contemplated in Condition 2(g) of this Warrant.

(g)     Fundamental Transactions

If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity and in which the shareholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one transaction or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of share capital tender shares representing more than 50% of the voting power of the share capital of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the voting power of the share capital of the Company or (v) the Company effects any reclassification of the

Shares or any compulsory share exchange pursuant to which the Shares are effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction and subject to French law, the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless prior to, simultaneously with or promptly following the consummation thereof, any successor to the Company, surviving entity or other person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant.

3.     Warrant Shares

(a) Form of Warrant Shares

The Warrant Shares will be, upon issuance by the Company in nominative form (au nominatif), in the securities account opened in the name of the Depositary in the books of the Company.

(b) Dividend Due Date and Rights Attached to the Warrant Shares

Upon issue, Warrant Shares allotted pursuant to an Exercise Notice will grant the same rights, including, as from their date of issuance, the right to any dividend or any other distribution decided or to be paid, as are granted to holders of the Shares, and will be entirely assimilated to the Shares.

Warrant Shares shall be subject to all the Company’s by-laws’ provisions and to the decisions of the shareholders’ meetings.

Once issued, application will be made, one (1) Business Day following the date of issuance, by the Company for the Warrant Shares to be admitted to trading on the New York Stock Exchange, on the same quotation line as the Shares.

(c) Transfer of Warrant Shares

Subject to compliance with any applicable securities laws, Warrant Shares will, upon issuance, be freely negotiable and transferable as from the date of their entry in a securities account.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, Shares are transferred from account to account and transfer of ownership of the Warrant Shares will result from the moment they are registered in the name of the transferee or in the name of the depository for the ADSs or by book entry, as applicable.

All actions and application will be made by the Company to facilitate the delivery of the underlying ordinary shares to the Depositary and the Warrants Shares to be delivered in the form of ADSs through the Depositary Trust Company (“DTC”).

4.     Pre-Funded Warrants 2

The Pre-Funded Warrants 2 will be, upon issuance by the Company, subject to the terms and conditions described in Annex 1.

5.     Fractional Interests

No fractional Shares nor fractional Pre-Funded Warrants 2 shall be issuable upon the exercise of a Warrant, including fractional interests in ADSs.

In case of adjustments made in accordance with paragraphs 1 to 9 mentioned in Condition 5 (or, as the case may be, Condition 9), the new Exercise Ratio will be determined with two decimals rounded to the next 1/100th (0.005 rounded up to the next 1/100th, i.e. 0.01). Possible subsequent adjustments will be effected based on the preceding Exercise Ratio as so calculated and rounded. The Warrant Shares or the Pre-Funded Warrants 2, however, may only be delivered in a whole number of Shares or Pre-Funded Warrants 2. As a result, Warrants shall be exercised by multiple of 10.

If the number of Warrant Shares or Pre-Funded Warrants 2 thus calculated is not a whole number, the Holder may request delivery of either:

(a)the next lower number of Warrant Shares or Pre-Funded Warrants 2; in which case the Holder will receive from the Company a cash payment equal to the product of the remaining fractional share multiplied by the value of a Share or Pre-Funded Warrant 2, equal to the last price quoted on the New York Stock Exchange on the last trading day preceding the Exercise Date; or

(b)the next greater number of Warrant Shares or Pre-Funded Warrants 2, provided that in such case the Holder pays to the Company an amount equal to the value of the additional fraction of a Share or Pre-Funded Warrant 2 thus delivered, calculated on the basis set out in the preceding paragraph. The calculation of such amount made by the Holder shall not be binding on the Company, and the Company will be entitled to disregard the choice of the Holder to apply this paragraph (b), and therefore apply paragraph (a) if either of them disagree with this calculation, in which case they will refund the Holder of the amount in question.

If the Holder does not state a choice, it will receive a number of Shares or Pre-Funded Warrants 2 rounded down to the nearest whole number, and the remainder in cash as described above.

The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this Condition, following the purchase of a portion of the Warrant Shares or Pre-Funded Warrants 2 hereunder, the number of Warrant Shares or Pre-Funded

Warrants 2 available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

6.     Adjustments of Exercise Ratio and Exercise Price

Warrants issued by the Company are securities giving access to the share capital of the Company within the meaning of Article L. 228-91 et seq. of the French Commercial Code.

The Exercise Price and/or the number of Warrant Shares or Pre-Funded Warrants 2 will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and in particular by articles L. 228-98 to L. 228-101 (with the exception of the provisions of Articles L. 228-99 1°) and L. 228-99 2°)) and articles R. 228-90 to R. 228-92 of this Code.

In accordance with the provisions of Article L. 228-99 and Article R. 228-92 of the French Commercial Code, if the Company decides to issue new Shares, Pre-Funded Warrants 2 or securities giving access to the capital with preferential subscription rights limited to its shareholders, to distribute reserves (in cash or in kind) and share premiums or to change the allocation of its profits by creating preferred Shares, or to otherwise carry out any of the Transactions listed below, it will provide at least 14 calendar days’ prior written notice to the Holders of the end of the applicable subscription period.
If the Company is absorbed by a company or merges or consolidates with (fusions) one or several other companies to participate in the incorporation of a new entity, or proceed with a split (scission), the Holders shall exercise their rights in the entity(ies) that is/are the beneficiary(ies) of the contributions in accordance with the provisions of Article L. 228-101 of the French Commercial Code.

So long as any Warrants are outstanding and upon contemplation of the following transactions (each, a “Transaction”):

–financial transactions (issuance of Shares or any other securities of any nature) with listed preferential subscription rights ;
–free allocation of Shares to shareholders, regrouping or splitting Shares;
–distribution of reserves and of any Share premium, in cash or in kind;
–buyback of its own Shares at a price higher than the Trading Market price;
–amortization of the share capital; and
–change in the allocation of profits and/or creation of preferred Shares;

which the Company can effect from the Issue Date, and for which the date on which the holding of Shares is established in order to determine the shareholders benefitting from a Transaction, is before the Exercise Date, the maintenance of the rights of the Holders will be ensured by proceeding to an adjustment of the Exercise Ratio in accordance with the conditions below.

1.For financial transactions (issuance of Shares or any other securities of any nature) with listed preferential right to subscription, the new Exercise Ratio will be adjusted on the following formula :

ER’ = ER0 X OS’ + FMV
OS’

where,

ER0 = the Exercise Ratio in effect immediately prior to the close of business on the last trading day of the subscription period for the preferential subscription rights (the “Subscription Period”);

ER’ = the Exercise Ratio in effect immediately after the close of business on the last trading day of such Subscription Period;
OS’ = the Value of the Shares Ex-Right; and

FMV = the Value of the Preferential Subscription Right.

“Value of the Shares Ex-Right” means the arithmetic average of the daily VWAP (divided by the number of Shares then represented by one ADS) on each trading day included in the applicable Subscription Period.

“Value of the Preferential Subscription Right” means (i) the arithmetic average of the opening trading prices on any Trading Market for such preferential subscription rights on a per right basis, or on a similar market on which the preferential subscription rights have their principal listing on each trading day included in the applicable Subscription Period, or (ii) if the preferential subscription rights are not listed on a Trading Market or similar market, the value of such preferential subscription rights will be calculated as reasonably determined by the Company or, at the Company’s option, an independent expert taking into account the fair market value or trading price of any corresponding ADS rights.

2.     In case of a free allocation of Shares to shareholders, and also in case of regrouping or splitting of Shares, the new Exercise Ratio willbe adjusted on the following formula:

ER’ = ER0 X OS’
OS0

where,

ER0 = the Exercise Ratio in effect immediately prior to the New York close of business on the Record Date of such dividend or distribution, or immediately prior to the New York open of business on the Effective Date of such share split or reverse share split, as applicable;

ER’ = the Exercise Rate in effect immediately after the New York close of business on the Record Date of such distribution, or immediately after the New York open of business on the Effective Date of such share split or reverse share split, as applicable;

OS’ = the number of Shares comprising the share capital immediately after the New York close of business on the Record Date of such dividend or distribution or after the New York open of business on the Effective Date of such share split or reverse share split, as applicable; and

OS0 = the number of Shares comprising the share capital immediately prior to the New York close of business on the Record Date of such dividend or distribution or immediately prior to the

New York open of business on the Effective Date of such share split or reverse share split, as applicable.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Shares (directly or in the form of ADSs) (or other applicable security) have the right to receive any cash, securities or other property or in which the Shares (directly or in the form of ADSs) (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Effective Date” means the date upon which the applicable transaction or event is effective or consummated.

3.     In case of a distribution of reserves and of any share premiums, either in cash or in kind (securities in portfolio...), the new Exercise Ratio will be adjusted based on the following formula:

ER’ = ER0 X OS’
OS’ - C

where,

ER0 = the Exercise Ratio in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;

ER’ = the Exercise Ratio in effect immediately after the open of business on the Ex-Dividend Date for such distribution;

OS’ = the Value of the Share Immediately prior to the Close of Business on the Date of such Distribution; and

C = the cash amount distributed per Share or, if the distribution consists of assets other than cash, the Value of the Securities or Assets Distributed per Share.

“Ex-Dividend Date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the ADSs on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market

“Value of the Share Immediately prior to the Close of Business on the Date of such Distribution” means the arithmetic average of the Daily VWAP (divided by the number of Shares then represented by one ADS) for each of the three trading days immediately preceding the Ex-Dividend Date for such distribution.

“Value of the Securities or Assets Distributed per Share” means:

(a) in the event of a distribution of securities that are already listed on The New York Stock Exchange, other U.S. national or regional securities exchange, the arithmetic average of the

Distributed Securities Daily VWAP of such securities during the three trading days immediately preceding the Ex-Dividend Date for such distribution;

(b) in the event of a distribution of securities that are not already listed on the New York Stock Exchange, other U.S. national or regional securities exchange, but that are expected to be listed on any such market for at least three trading days within 10 Trading Days starting on the Ex-Dividend Date For such distribution, the arithmetic average of the Distributed Securities Daily VWAP of such securities during the first three trading days included within this 10 trading day period during which such securities are listed on the New York Stock Exchange, other U.S. national or regional securities exchange; and

(c) in all other cases not addressed in clause (a) or (b) of this definition, such value that is determined reasonably by the Company or, at the Company’s option, an independent expert, no later than the trading day immediately preceding the Ex-Dividend Date for such distribution.
“Distributed Securities Daily VWAP” means the per security volume-weighted average price as displayed under the heading “Bloomberg VWAP” on the Bloomberg page applicable to the security in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable for such security, the market value of such security on a per security basis on such trading Day reasonably determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by Company), in each case to the extent such volume-weighted average price is not already reflected in euros, converted into euros at the Bloomberg screen EURUSD Currency rate (or its equivalent successor if such page is not available) at 4:00 p.m., New York City time on such Trading Day. The “Distributed Securities Daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

For the avoidance of doubt, in the event of a capital increase by incorporation of reserves or premiums (as such terms are understood under Article R. 228-91(3°) of the French Commercial Code) achieved by increasing the nominal value of the Ordinary Shares instead of a distribution of such reserves or premiums, the nominal value of the Ordinary Shares underlying ADS delivered to the Holders of the Notes upon conversion thereof will be increased accordingly and no adjustment to the Conversion Rate will be made in respect thereof.

4.     In case of a buyback of the Company of its own Shares (except for buyback made pursuant to article L.225-209 al. 2 of the French Commercial Code) at a price higher than the stock exchange price, the new Exercise Ratio will be adjusted based on the following formula :

ER’ = ER0 X OS’ x (1 - PC%)
OS’ - (PC% x RP)

where,

ER0 = the Exercise Ratio in effect immediately prior to the close of business on the date such Shares (directly or in the form of ADS) are repurchased (the “Share Repurchase Date”);

ER’ = the Exercise Ratio in effect immediately after the close of business on the Share Repurchase Date;

OS’ = the arithmetic average of the daily VWAP (divided by the number of Shares then represented by one ADS) for each of the three trading days immediately preceding the Share Repurchase Date;

PC% = means the percentage of the Company’s outstanding Share capital (directly or in the form of ADS) repurchased, expressed as a decimal rounded to the nearest hundredth (with 0.005 being rounded upwards to the nearest hundredth, i.e., 0.01); and

RP = the actual price (consisting of cash and/or other consideration (the fair market value of which other consideration is reasonably determined by the Company or, at the Company’s option, an independent expert)) at which the Shares are repurchased on a per share basis.

5.     In case of amortization of the share capital of the Company, the new Exercise Ratio will be adjusted based on the following formula:

where,

ER0 = the Exercise Ratio in effect immediately prior to the close of business on the trading day immediately preceding the Ex-Redemption Date;

CR’ = the Exercise Ratio in effect immediately after the close of business on the trading day immediately preceding the Ex-Redemption Date;

OS’ = the arithmetic average of the Daily VWAP (divided by the number of Shares then represented by one ADS) for each of the three trading days immediately preceding the Ex-Redemption Date; and

RP = the amount of redemption (amortissement) per Ordinary Share.

A “redemption (amortissement)” is a reimbursement to the shareholders of all or part of the nominal value of the Shares but without triggering any Share capital decrease.

“Ex-Redemption Date” means (a) the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to the redemption in question from the Company or, if applicable, from the seller of the ADSs on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market or (b) if the ADSs do not trade on any exchange or market, the Paris business day on which the redemption in question occurs.

6.    In case of a change in the allocation of profits and/or creation of new preferred shares resulting in such modification by the Company, the new Exercise Ratio will be adjusted based on the following formula :

ER’ = ER0 X OS’
OS’ - C

where,

ER0 = the Exercise Ratio in effect immediately prior to the close of business on the Effective Date of such modification by the Company of the distribution of its profits;

ER’ = the Exercise Ratio in effect immediately after the close of business on the Effective Date of such modification by the Company of the distribution of its profits;

OS’ = the arithmetic average of the Daily VWAP (divided by the number of Shares then represented by one ADS) for each of the three trading days immediately preceding the Effective Date of such modification by the Company of the distribution of its profits; and

C = the reduction per Share of the rights to profits, as reasonably determined by the Company or, at the Company’s option, an independent expert.

Notwithstanding the above, if any modification by the Company of the distribution of its profits results from the issuance of preferential subscription rights for preferred shares that results in an adjustment to the Exercise Ratio pursuant to Condition 5.1(a), no adjustment to the Exercise Ratio will be made pursuant to this Condition 5.8.

(b) in case of creation of preferred shares without a modification in the distribution of profits, the adjustment of the Exercise Ratio that would be necessary will be determined by an independent expert of international reputation appointed by the Company.

If the Company were to carry out Transactions where an adjustment had not been completed under paragraphs 1 to 6 above, and a later law or regulations require an adjustment, the Company shall undertake such adjustment in accordance with the law or regulations then applicable and the market practice observed in France.

In the event of an adjustment, the new exercise conditions will be brought to the prompt attention of the Holders within three Business Days of the effectiveness of the adjustment.

The Company’s Board of Directors will report the calculation and results of any adjustment in the annual report following such adjustment.

7.     Form, Title and Transfer of Warrants

The Warrants will be issued in dematerialised (dématérialisé) nominative form (au nominatif).

Subject to compliance with any applicable securities laws, the Warrants are freely negotiable.

The Warrants shall not be listed on the New York Stock Echange or on any other stock exchange.

Title to the Warrants held by the Holders will be established and evidenced in accordance with Article L.211-3 and R.211-1 of the French Monetary and Financial Code by book-entries (inscription en compte). No physical document of title (including certificats représentatifs pursuant to Article R.211-7 of the French Monetary and Financial Code) will be issued in respect of the Warrants.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, title to the Warrants shall be evidenced by entries in the books of such intermediary institutions, and transfer of the Warrants may only be effected through registration of the transfer in their books.

8.     Representation of Holders

The Holders will be grouped automatically in a collective group with legal personality (the “Masse”) to defend their common interests.

The Masse will be governed by the provisions of the French Commercial Code (with the exception of the provisions of Article L.228-48 thereof), subject to the following provisions:

The Masse will be a separate legal entity by virtue of Article L.228-103 of the French Commercial Code, acting in part through a representative (the “Representative”) elected by the Holders’ General Meeting (as defined hereafter) and in part through a holders’ general meeting (the “Holders’ General Meeting”).

The Masse alone, to the exclusion of all individual Holders, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the Warrants. The Holders’ General Meeting shall be called upon to authorize any changes to the Terms and Conditions and to approve any decision that has an impact on the conditions for subscription of the Warrant Shares determined within the scope of these Terms and Conditions.

In accordance with Articles L. 228-59 and R. 228-67 of the French Commercial Code, notice of date, hour, place and agenda of any Holders' General Meeting will be given by way of a press release published by the Company which will also be posted on its website (https://sequans.com/) not less than fifteen (15) calendar days prior to the date of such general meeting on first notice, and five (5) calendar days on second notice.

Each Holder has the right to participate in a Holders’ General Meeting in person, by proxy, by correspondence and, in accordance with Article L. 228-61 of the French Commercial Code by videoconference or by any other means of telecommunication allowing the identification of participating Holders, as provided mutatis mutandis by Article R. 223-30-1 of the French Commercial Code.

9.     Suspension of the ability to exercise the Warrants

Pursuant to Article L.228-99 of the French Commercial Code, and solely in case of a capital increase, absorption, merger, spin-off, public tender offer for the Company’s shares or the issuance of new Shares or securities giving access to the share capital of the Company, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company may suspend the exercise of the Warrants for a period that may not exceed the shorter of two months or any other required (rather than recommended) period set by applicable French laws and regulations. The Company's decision to suspend the ability to exercise the Warrants will be notified before such suspension becomes effective at least fifteen (15) calendar days by registered letter with acknowledgement of receipt (LRAR) (but only to the extent this procedure remains a mandatory provision of French law) and such notice will indicate the dates on which the suspension exercise of the Warrants will begin and end.

Notwithstanding the above, in the event of a merger, demerger or public tender offer for the Company’s shares, the Company shall take all necessary steps to ensure that the Holder is able to participate in such transaction on an as-exercised basis, either by allowing exercise of the Warrants before the suspension occurs or by granting an equivalent economic treatment (including via cash settlement or share delivery).

10.     Modification of the rules for profit distribution, capital amortization, modification of the legal form or corporate purpose of the Company - reduction of the Company's share capital due to losses

Pursuant to the provisions of Article L. 228-98 of the French Commercial Code and to the extent not already covered by the provisions of Condition 5:

(i) the Company may modify its form or corporate purpose without the approval of the Holders’ General Meeting;

(ii) the Company may, without requesting the approval of the Holders’ General Meeting, amortize its share capital, modify the allocation of its profits or issue preferred shares, as long as there are outstanding/unexercised Warrants, provided that it has taken the necessary measures to preserve the rights of the Holders (see Condition 5 above);

(iii) in case of a reduction in the Company's share capital motivated by losses and carried out by reducing the nominal amount or the number of shares making up the share capital, the rights of the Holders will be reduced accordingly, as if they had exercised the Warrants before the date on which the capital reduction became effective. In case of a reduction in the Company's share capital by reducing the number of shares (the “Share Reduction”), the new Exercise Ratio will adjusted based on the following formula:

ER’ = ER0 X OS’
OS0

where,

ER0 = the Exercise Ratio in effect immediately prior to the New York open of business on the Effective Date of the Share Reduction;

ER’ = the Exercise Ratio in effect immediately after the New York open of business on such Effective Date of the Share Reduction;

OS’ = the number of Shares comprising the Company’s share capital immediately after the Effective Date of the Share Reduction; and

OS0 = the number of Ordinary Shares comprising the Company’s Share capital immediately before the Effective Date of the Share Reduction.

11.     New issues and assimilation

The Company may, without requiring the consent of the Holders’ General Meeting, issue other warrants similar to the Warrants to the extent that these warrants and the Warrants will confer identical rights in all respects and that the terms and conditions of these warrants are identical to those of the Warrants.

In this case, the Holders and the holders of these warrants will be regrouped in a single mass for the defense of their common interests.

12.     Absence of restriction in the Company’s by-laws on the free negotiability of the Warrants and the Warrant Shares to be issued upon exercise

Nothing in the Company’s by-laws’ provisions restricts the free negotiability of the Warrants and the Shares comprising the Company's share capital.

13.     Taxes

The Company shall pay any and all documentary, stamp, transfer and other similar taxes which may be payable under French laws with respect to the issue and delivery of Warrant Shares or Pre-Funded Warrants 2 upon exercise of the Warrants. [The Holders and the Company agree that (i) the Warrants issued hereunder and the Secured Convertible Debentures issued under that certain “Secured Convertible Debenture Purchase Agreement” dated as of June 22, 2025 (the “Purchase Agreement”) shall be treated as an “investment unit” within the meaning of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, (ii) the issue price of the investment unit will be allocated between the Secured Convertible Debentures and such Warrants based on their relative fair market values on the Closing Date (as defined in the Purchase Agreement) for U.S. federal income tax purposes, as determined collectively by the Company and the Required Holders (as defined in the Purchase Agreement) acting in good faith and (iii) no party hereto shall take a position contrary to the foregoing on any tax return unless required by an applicable change in law after the Closing Date or the good faith resolution of a tax audit or other tax proceeding.][1]

14.     Successor and Assigns

These Terms and Conditions shall be binding upon and inure to the benefit of the Holders and their assigns, and shall be binding upon any entity succeeding to the Company by consolidation, merger or acquisition of all or substantially all of the Company’s assets (including by way of contribution, spin-off or partial spin-off).

15.    Third Party Rights

These Warrants confer no right on any person other than the Holder thereof to enforce any of these Terms and Conditions or any other term of these Warrants.

16.     Governing Law

These Terms and Conditions shall be interpreted, governed by and construed in accordance with the law of France.

Any suit, action or proceeding arising out of or based upon the Warrants or the transactions contemplated by these Terms and Conditions will be submitted to the exclusive jurisdiction of the Paris economic activities court (Tribunal des activités économiques de Paris), and, to the extent permitted by law, the Company and the Holders irrevocably waive any objection it may now or hereafter have to personal jurisdiction the laying of venue of any such suit, action or proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

[1] To be included only for Secured Convertible Debentures transaction.

Appendix A
Form of Exercise Notice

Appendix B
Form of acknowledgement by the Company

ANNEX 1
TERMS AND CONDITIONS OF THE PRE-FUNDED WARRANTS 2